

January 4, 2011

John W. Kapples
Vice President and Secretary
Covidien plc
15 Hampshire Street
Mansfield, MA 02048

>   **Re: Covidien plc**
>   **Revised preliminary proxy statement on Schedule 14A**
>   **Filed December 22, 2010**
>   **File No. 001-33259**

Dear Mr. Kapples

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1, in which you state your belief that the cash-out proposal is not a tender offer. This belief is based in part on the fact that the "right of exception" is required by Irish law and on the related proposition that the company is not making an offer to security holders by means of the cash-out proposal. We do not believe that the impetus for including the right of exception is material to the analysis or impacts the conclusion that you are making an offer to security holders. Accordingly, please provide further legal authority for your belief that the cash-out proposal is not a tender offer, or, if you are attempting to rely on Rule 13e-4(h)(5), specifically address the applicability of that exemption in your response.

Proposal Three, page 63

2.   Please clarify the how long you can wait to determine when you will exercise the redemption right if shareholders approve the proposal. For example, could you exercise the right several years after the approval?

3.   We note your disclosure on page 70 that you may issue a press release if you cancel a redemption notice. Please clarify whether you may then issue another redemption notice at some future date. After you address this comment and the comment above, we may have further comments regarding your response to prior comment 2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (fax):   James Cole, Jr.—Wachtell, Lipton, Rosen & Katz